Exhibit 99.2

EHI CAR SERVICES LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held at 11:00 a.m. (China Standard Time) on December 28, 2017/10:00 p.m. (Eastern Standard Time) on December 27, 2017 or at any adjournment thereof. The annual general meeting will be held at the offices of eHi Car Services Limited, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, People’s Republic of China.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of eHi Car Services Limited no later than 48 hours prior to the meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on November 27, 2017 are entitled to vote at the annual general meeting. As of October 31, 2017, 74,279,018 of our Class A common shares and 65,638,557 of our Class B common shares, par value US$0.001 per share, were issued and outstanding, and approximately 31,490,070 Class A common shares were represented by ADSs. At least one (1) shareholder entitled to vote and present in person or by proxy holding not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Each Class A common share in issue on the record date is entitled to one vote, and each Class B common share in issue on the record date is entitled to ten votes. At the annual general meeting every common shareholder present in person or by proxy or, in the case of a common shareholder being a corporation, by its duly authorized representative, may vote for the fully paid common shares held by such common shareholder. A resolution put to the vote of a meeting shall be decided on a show of hands, unless a poll is duly demanded. The chairman proposes to demand a poll in respect of the resolutions proposed at the meeting. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our common shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Common shares

When proxies are properly dated, executed, and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the common shares will be voted at the discretion of the holder of such proxies. Abstentions by holders of common shares are included in the determination of the number of common shares present for the purpose of quorum but are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan Chase Bank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of common shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Class A common shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those Class A common shares at the annual general meeting.

JPMorgan Chase Bank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, JPMorgan Chase Bank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1, 2 AND 3

RE-ELECTION OF DIRECTORS

According to Article 81 of our Ninth Amended and Restated Articles of Association (the “Articles of Association”), at each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three (3), the number nearest to one-third) shall retire from office by rotation. A retiring Director shall be eligible for re-election. The Directors to retire by rotation shall include (so far as necessary to ascertain the number of Directors to retire by rotation) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Based on the above rules, Mr. David Jian Sun, Mr. Ronald Meyers and Mr. Gang Chen shall retire from office by rotation and be eligible for re-election at the 2017 annual general meeting.

Mr. David Jian Sun, Mr. Rondald Meyers and Mr. Gang Chen have indicated that they will offer themselves for re-election as Directors at the 2017 annual general meeting. Their names, their ages as of October 31, 2017, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
David Jian Sun	53	Independent Director
Ronald Meyers	60	Independent Director
Gang Chen	39	Director

David Jian Sun has served as our independent director since November 2014. Mr. Sun has over ten years of experience in consumer industry. Mr. Sun has served as an executive director and chief executive officer of Home Inns & Hotels Management Inc. (Nasdaq: HMIN), the largest budget hotel in China with 2,600 locations, since December 2004. Prior to that, Mr. Sun served as a vice president of operations at B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world from 2003 to 2004, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing at B&Q (China) Ltd., and led B&Q’s market positioning and branding efforts in China. Mr. Sun served as an independent director of Mecox Lane Limited from 2010 to 2013. Mr. Sun has served as an independent director of E-house (China) Holdings Limited (NYSE: EJ) since March 2014 and an independent director of Leju Holdings Limited (NYSE: LEJU) since April 2014. Mr. Sun received a bachelor’s degree from Shanghai Medical University in China in 1987.

Ronald Meyers has served as our independent director since November 2014. Mr. Meyers is a certified public accountant and has 34 years of experience in public accounting. He joined Ernst & Young LLP in 1979 and was promoted to audit partner in 1991. In 2006, Mr. Meyers relocated to Ernst and Young’s Shanghai office as part of the Far East region management team. He was promoted in 2009 to the role of chief operating officer of the Greater China practice. He retired from the firm in 2013. During his career in public accounting, Mr. Meyers served as audit partner for a number of publicly traded clients including those with substantial international operations. He also held numerous other management positions while at Ernst & Young LLP, including the managing partner of the Midwest subarea audit practice. Mr. Meyers graduated summa cum laude from Southern Illinois University with a bachelor’s degree in economics in 1979.

Gang Chen has served as our director since June 2017, and was appointed by our board of directors after Mr. James Jianzhang Liang’s resignation. Mr. Gang Chen is currently a senior vice president of Ctrip and is responsible for its Ground Transport business and Innovation Works. He also helped establish Ctrip’s Bus Ticketing business in 2014 and Train Ticketing business in 2013. Prior to Ctrip, Mr. Chen joined Tieyou Train Ticketing in 2011, which was subsequently acquired by Ctrip. Mr. Chen is a serial entrepreneur and had several start-up experiences. Mr. Chen obtained his master’s and bachelor’s degrees in Computer Science from Zhejiang University.

Each Director will be elected by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF EACH OF PROPOSALS 1, 2 AND 3, THE RE-ELECTIONS OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommends, and our Board of Directors concurs, that PricewaterhouseCoopers Zhong Tian LLP be appointed as our independent auditor for the fiscal year ending December 31, 2017. PricewaterhouseCoopers Zhong Tian LLP has served as our independent auditor since March 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 4, THE APPOINTMENT OF PricewaterhouseCoopers Zhong Tian LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2017.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Ray Ruiping Zhang
Chairman of the Board and
Chief Executive Officer

November 30, 2017